EXPRESS SCRIPTS HOLDING COMPANY

One Express Way

St. Louis, Missouri 63121

December 4, 2012

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey P. Riedler

Re:	Express Scripts Holding Company (the “Company”)
Registration Statement on Form S-4 (File No. 333-185035)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we respectfully request that the effective date of the Registration Statement on Form S-4 (File No. 333-185035) be accelerated by the Securities and Exchange Commission (the “Commission”) to 10:00 a.m. Eastern Daylight Time on December 6, 2012 or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s counsel, at (212) 735-3497, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Keith J. Ebling

Name:	Keith J. Ebling
Title:	Executive Vice President, General Counsel and Corporate Secretary